UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

(Amendment No.     )*

tronc, Inc.

(Name of Issuer)

Common Stock

(Title of Class of Securities)

89703P107

(CUSIP Number)

February 6, 2018

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)

☒ Rule 13d-1(c)

☐ Rule 13d-1(d)

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 89703P107

1.	Names of reporting persons. I.R.S. Identification Nos. of above persons (entities only). BestReviews Inc.
2.	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☐
3.	SEC use only
4.	Citizenship or place of organization United States
Number of shares beneficially owned by each reporting person with:	5.	Sole voting power 1,913,438
	6.	Shared voting power 0
	7.	Sole dispositive power 1,913,438
	8.	Shared dispositive power 0
9.	Aggregate amount beneficially owned by each reporting person 1,913,438
10.	Check if the aggregate amount in Row (9) excludes certain shares (see instructions) ☐
11.	Percent of class represented by amount in Row (9) 5.4%
12.	Type of reporting person (see instructions) IN

Item 1.

(a)	The name of the issuer is tronc, Inc. (the “Issuer”).

(b)	The principal executive office of the Issuer is located at 435 North Michigan Avenue, Chicago, Illinois 60611.

Item 2.

(a)	This statement (this “Statement”) is being filed by BestReviews Inc. a Delaware corporation (“BestReviews”). BestReviews directly owns the shares reported in this Statement. BestReviews is a private corporation. Decisions made with respect to voting and disposition of the shares are made by Momchil Filev and Denis Grosz, the principal stockholders of BestReviews.

(b)	The Principal Business Office of the Filer is 8985 Double Diamond Parkway, Unit B7, Reno, Nevada 89521.

(c)	For citizenship information see Item 4 of the cover sheet of BestReviews.

(d)	This Statement relates to the Common Stock of the Issuer.

(e)	The CUSIP Number of the Common Stock of the Issuer is 89703P107.

Item 3.

Not applicable.

Item 4.	Ownership.

See Items 5-9 and 11 on the cover page and Item 2. The percentage ownership in the Issuer held by BestReviews is based on (i) 33,700,016 shares of Common Stock outstanding as of January 29, 2018, as reported in the Acquisition Agreement, dated February 6, 2018, by and among Tribune Publishing Company LLC, the Issuer, BestReviews, Bestreviews LLC, the stockholders named therein, and Denis Grosz, as seller representation (the “Acquisition Agreement”), plus (ii) the 1,913,438 shares of Common Stock issued by the Issuer to BestReviews on February 6, 2018 pursuant to the Acquisition Agreement.

Item 5.	Ownership of Five Percent or Less of a Class

Not applicable.

Item 6.	Ownership of More than Five Percent on Behalf of Another Person.

Not applicable.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company.

Not applicable.

Item 8.	Identification and Classification of Members of the Group

Not applicable.

Item 9.	Notice of Dissolution of Group

Not applicable.

Item 10.	Certification

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

Dated: February 13, 2018

BestReviews Inc.

By:	/s/ Benjamin Faw
Name:	Benjamin Faw
Title:	Authorized Representative